Exhibit 99.2

Management’s discussion and analysis

for the quarter ended June 30, 2022

5	OUR STRATEGY

7	SECOND QUARTER MARKET UPDATE

11	CONSOLIDATED FINANCIAL RESULTS

17	OUTLOOK FOR 2022

19	LIQUIDITY AND CAPITAL RESOURCES

22	FINANCIAL RESULTS BY SEGMENT

25	OUR OPERATIONS - SECOND QUARTER UPDATES

27	QUALIFIED PERSONS

27	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended June 30, 2022 (interim financial statements). The information is based on what we knew as of July 26, 2022 and updates our first quarter and annual MD&A included in our 2021 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2021 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form, and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	the discussion under the heading Our strategy, including the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy; our expectation that our strategy will allow us to increase long-term value for our stakeholders; our intention to execute our strategy with an emphasis on safety, people and the environment; our belief that we have the right strategy to achieve our vision and will do so in a manner that reflects our values; our ability to address environmental, social and governance risks and opportunities, and our ambition to reach net-zero greenhouse gas emissions

•	the discussion under the heading Strategy in action, including our ability to take appropriate measures to manage risk; the demand for nuclear fuel supplies; our goal of capturing improved pricing for our UF6 conversion services and our expectations regarding our contracting strategy; our ability to adjust our actions based on market conditions and our contract portfolio to self-manage risk and capture long-term value; our future plans for both McArthur River/Key Lake and Cigar Lake operating capacity and production, and the expected number of employees and long-term contractors; our plan to keep our tier-two assets on care and maintenance; our expectations regarding production levels at JV Inkai and its ability to ship our share of production; our expected share of production from our tier-one assets for 2022; and our expected financial capacity to execute our strategy and meet our capital requirements

•	our expectations regarding the demand for uranium, the role of nuclear power, the development of non-traditional commercial uses of nuclear power and new fuel cycle opportunities, including the discussion under the heading Second quarter market update

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including our expectations regarding receiving refunds and payment of disbursements from CRA, our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions for other tax years currently in dispute, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2022, including expected care and maintenance costs for our tier-two assets, and expected monthly operational readiness costs at McArthur River/Key Lake, business resiliency, our cash balances and the generation of cash from operations, our efforts to mitigate and minimize any disruptions to our operations; our expected uranium delivery volume for 2022; the amount of uranium we expect to purchase in 2022 in order to maintain a working inventory, our outlook for our uranium average realized price, direct administration costs and other information in the table under the heading 2022 Financial Outlook

•	the discussion under the heading Liquidity and capital resources, including the impact of return to production at McArthur River/Key Lake on our cash flow, and our expectation that our cash balances and operating cash flows will meet our capital requirements during 2022

•	our expectation that our operating and investment activities for the remainder of 2022 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•	the payment of our 2022 annual dividend on December 15, 2022 to shareholders of record on November 30, 2022

•	our intention to update the table under the heading Purchase commitments to reflect material changes to purchase commitments and prices

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites, including our expected cash cost of production at McArthur River/Key Lake and Cigar Lake, the life-of-mine operating cost for production at JV Inkai and our intention to undertake all the activities necessary to ramp up planned annual production at McArthur River/Key Lake over the course of 2022 and 2023

•	we have inventory, long-term purchase agreements and loan arrangements in place that mitigate the risk of delay of JV Inkai deliveries in 2022

•	the distribution by JV Inkai of excess cash, net of working capital requirements, to the joint venture partners as dividends

•	the expected care and maintenance costs for our US ISR Operations and Rabbit Lake for 2022

•	our expected fuel services production level for 2022

2    CAMECO CORPORATION

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions or the impact of the COVID-19 pandemic

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences

•	changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies

•	risks relating to the development and use of new technology or lack of appropriate technology needed to advance our ambition to reach net-zero greenhouse gas emissions

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai

•	we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	we continue to experience delays in shipment of our share of JV Inkai production to our Blind River refinery and we are unable to mitigate the consequences

•	we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rules for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays resulting from the COVID-19 pandemic or other causes

•	necessary permits or approvals from government authorities cannot be obtained or maintained
•	we are affected by political risks, including any unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•	operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

•	we are affected by war, terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	we may continue to be adversely affected by the COVID-19 pandemic and its related operational, safety, marketing or financial risks, including the risk of significant disruptions to our operations, workforce, required supply or services, and ability to produce, transport and deliver uranium

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our McArthur River development, mining or production plans are delayed or fail for any reason

•	our Key Lake mill production plan is delayed or fails for any reason

•	our Cigar Lake development, mining or production plans are delayed or fail for any reason

•	McClean Lake’s mill production plan is delayed or fails for any reason, including due to labour disruption

•	water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses required for the Cigar Lake operation

•	JV Inkai’s development, mining or production plans are delayed or fail for any reason

•	we may be unsuccessful in pursuing innovation or implementing advanced technologies, including the risk that the commercialization and deployment of SMRs may incur unanticipated delays or expenses, or ultimately prove to be unsuccessful

•	our expectations relating to care and maintenance costs or operational readiness costs prove to be inaccurate

•	the risk that we may become unable to pay our 2022 annual dividend at the expected rate

•	we are affected by climate change or natural phenomena, including inclement weather, forest fires, flood, and earthquakes

2022 SECOND QUARTER REPORT    3

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions and the demand for and supply of uranium

•	the continuing pursuit of carbon reduction strategies by governments and companies, including Cameco, and the role of nuclear in the pursuit of those strategies

•	the availability or development of technologies needed to achieve our net-zero greenhouse gas emissions ambition

•	the assumptions discussed under the heading 2022 Financial Outlook

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai production to our Blind River refinery

•	our ability to mitigate adverse consequences of delays in the shipment of our share of JV Inkai production to our Blind River refinery

•	our cost expectations, including production costs, operating costs, capital costs and the success of our cost reduction strategies

•	our expectations regarding tax payments, royalty rates, currency exchange rates, interest rates and inflation

•	our entitlement to and ability to receive expected refunds and payments from CRA

•	in our dispute with CRA, the assumption that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date
•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River development, mining and production plans succeed

•	our Key Lake mill is able to process McArthur River ore as expected

•	our Cigar Lake development, mining and production plans succeed

•	the McClean Lake mill is able to process Cigar Lake ore as expected

•	JV Inkai’s development, mining and production plans succeed

•	the ability of JV Inkai to pay dividends

•	that care and maintenance costs and operational readiness costs will be as expected

•	the ability of Cameco and its contractors to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental or political actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

4    CAMECO CORPORATION

Our strategy

We are a pure-play nuclear fuel investment, focused on providing nuclear fuel products across the fuel cycle for the generation of a clean source of energy, and on taking advantage of the long-term growth we see coming in our industry. Our strategy is set within the context of what we believe is a transitioning market environment, where increasing populations, a growing focus on electrification and decarbonization, and geopolitical uncertainty are expected to durably strengthen the long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to the world’s shift to a low-carbon, climate resilient economy. It is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that will help avoid some of the worst consequences of climate change.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions with our contract portfolio and market signals

•	being financially disciplined to allow us to self-manage risk

•

exploring other opportunities within the fuel cycle, which align with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas emissions required to achieve a resilient net-zero carbon economy. We are vertically integrated across the nuclear fuel cycle. Our uranium and fuel services products are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear energy. In addition, we are exploring other opportunities within the fuel cycle, which align well with our commitment to responsibly and sustainably manage our business and increase our contributions to global climate change solutions, including emerging and non-traditional opportunities such as our investment in Global Laser Enrichment LLC (GLE) and the non-binding arrangements we have signed to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Building on that strong foundation, we remain committed to our efforts to transform our own, already low, greenhouse gas footprint in our ambition to reach net-zero emissions, and identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders.

You can read more about our strategy in our 2021 annual MD&A and our approach to ESG in our 2021 ESG report.

Strategy in action

In the current environment, we consider the risk to uranium supply greater than the risk to uranium demand and believe it is creating a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. In addition, the risk has been heightened by recent geopolitical events, which have highlighted concerns about the concentration of supply in our industry.

Managing geopolitical uncertainty is not new for us. We have a long history of working with global business partners and international governments in the nuclear industry. We have learned the importance of taking time to evaluate evolving situations to understand the long-term implications of our decisions. Our values have guided us through past geopolitical uncertainties and will continue to do so during these uncertain times. If we find a misalignment, we will take appropriate measures to manage the risk.

2022 SECOND QUARTER REPORT    5

Similarly, with the heightened supply risk caused by geopolitical uncertainty, utilities are evaluating their nuclear fuel supply chains. Our utility customers’ nuclear power plants continue to be part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and other essential services. Our customers are going to need nuclear fuel supplies. As a reliable, independent, commercial supplier, we are focused on working with our customers to secure long-term commitments that will underpin the long-term operation of our productive capacity and that will help derisk their nuclear fuel supply chains, allowing them to continue to provide carbon-free baseload electricity.

We have added over 45 million pounds in long-term uranium sales contracts to our portfolio since the beginning of the year and have a significant and growing pipeline of contract discussions underway. And contracting interest continues, although since the Russian invasion of Ukraine, and the growing sanctions risk, we have seen the procurement focus of utilities shift from uranium to their more immediate need for enrichment and conversion services, where Russian capacity plays a much bigger role. Therefore, we too are focusing our efforts on capturing the improved pricing for our UF6 conversion services under long-term contracts. We will continue to exercise strategic patience in our contracting activity. As we continue to build our contract portfolio, the primary driver for our contracting activity is value. The spot market for uranium fuel is not the fundamental market. Historically, most uranium fuel has been bought under long-term contracts. We recognize that in our business real value is created by building a long-term contract portfolio that supports the operation of our productive assets, is leveraged to greater returns as prices increase, and provides downside protection. Therefore, to create long-term value, we manage our contract portfolio with a long-term view, layering in volumes over time and in accordance with market conditions. Currently, in our uranium segment our preference is for market-related pricing mechanisms however there are other factors we consider including, the duration of the contract, volumes, product form, region and customer to ensure we have a diversified portfolio. In this environment, contracts may contain hybrid pricing mechanisms, a mix of fixed-price (escalated to the time of delivery) and market-related, that reflect current market conditions. As the market continues to transition, we expect to continue to place our uranium and UF6 conversion services under long-term contracts and to meet rising demand with production from our best margin operations. We will continue to adjust our actions based on market signals and our contract portfolio with the intent of being able to self-manage risk, and to capture long-term value.

We continue to make progress on the next phase of our supply discipline strategy. Our plan includes both McArthur River/Key Lake and Cigar Lake operating at less than licensed capacity starting in 2024. Starting in 2024, it is our plan to produce 15 million pounds per year (100% basis) at McArthur River/Key Lake, 40% below the annual licensed capacity of the operation. At that time, we plan to reduce production at Cigar Lake to 13.5 million pounds per year (100% basis), 25% below its annual licensed capacity, for a combined reduction of 33% of licensed capacity at the two operations. In addition, we plan to keep our tier-two assets on care and maintenance, and production at Inkai will continue to follow the 20% reduction until the end of 2023 unless Kazatomprom further extends its supply reductions. This will remain our production plan until we see further improvements in the uranium market and contracting progress, once again demonstrating that we are a responsible supplier of uranium fuel.

As announced in May, we along with Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Our ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction.

During the quarter we continued to advance the recruitment, training and operational readiness activities at the McArthur River mine and Key Lake mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $45 million during the quarter. There are now approximately 670 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors. Our operational readiness activities are transitioning from construction to early-stage commissioning of our mining and milling circuits at McArthur River and Key Lake. Critical automation and digitization projects are being tied into existing infrastructure. In addition, asset condition assessments and subsequent repair and reassembly of all equipment is winding down. However, we have seen some delays to our work schedule at the Key Lake mill. We have encountered some challenges with respect to the availability of critical materials, equipment and skills. In addition, after four years on care and maintenance, we have experienced some normal commissioning issues as we work to safely and systematically integrate the existing and new assets with updated operating systems. We have adjusted our schedule to accommodate these delays and anticipate first production will be deferred to later in the fourth quarter. As a result, we are expecting up to 2 million pounds production (100% basis) this year.

6    CAMECO CORPORATION

In addition to the updated forecast for production at McArthur River/Key Lake, we have updated our forecast for Cigar Lake to 18 million pounds (100% basis). Overall, our share of production from our tier-one assets remains unchanged at up to 11 million pounds for 2022.

We continue to meet our sales commitments from a combination of production, inventory and purchases. In the second quarter, we produced 2.8 million pounds of uranium at Cigar Lake and purchased 5.5 million pounds. The average unit cost of our purchases was $48.76 per pound ($38.38 per pound (US)). We have continued to utilize some of the approximately 13 million pounds we secured under long-term fixed-price purchase arrangements. The arrangements are risk mitigation and made in a lower price environment for delivery in the 2025 through 2028 timeframe. With McArthur River/Key Lake returning to operation, and the planned reduction in Cigar Lake production extending its mine life, our need for these pounds to mitigate risk has been reduced. We will continue to balance this activity with our spot market purchases. And, we have not taken delivery or paid for the majority of these pounds. See Financial results by segment – Uranium starting on page 22 for more information.

Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to execute our strategy. As of June 30, 2022, we had $1.4 billion in cash and cash equivalents and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1.0 billion undrawn credit facility.

We expect our cash balances and operating cash flows to meet our capital requirements during 2022. Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. With the Supreme Court of Canada’s dismissal of Canada Revenue Agency’s (CRA) application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure for those years. However, timing of any further payments is uncertain.

Second quarter market update

The uranium spot price closed the second quarter at about $50 (US) per pound U3O8 following significant appreciation in the first quarter of 2022. Unrest in Kazakhstan in early-January had an impact on the market. Security of supply concerns were amplified with the Russian invasion of Ukraine in late-February. This geopolitical uncertainty has led many governments and utilities to re-examine supply chains and procurement strategies that are reliant on nuclear fuel supplies coming out of Russia. Currently, the global nuclear industry relies on Russia for approximately 14% of its supply of uranium concentrates, 27% of conversion supply and 39% of enrichment capacity.

The geopolitical situation driven by Russia’s invasion of Ukraine has created transportation risk in the region. Sanctions on Russia, government restrictions, and the restrictions on and cancellations of some cargo insurance coverage create uncertainty about the ability to ship material from Central Asia.

As a result of the geopolitical uncertainty, we have seen pressure on prices in all segments of the nuclear fuel cycle. The uranium spot price is up over 18% and the long-term price is up 20% since the beginning of the year. The conversion spot price is up 103% and the long-term price is up 46%, while enrichment spot prices are up 55% this year.

2022 SECOND QUARTER REPORT    7

Despite the recent increase in uranium prices, years of underinvestment in new production capacity has shifted risk from producers to utilities. In addition to the decisions many producers, including the lowest-cost producers, have made to preserve long-term value by leaving uranium in the ground, there have been a number of unplanned supply disruptions related to the impact of the COVID-19 pandemic and associated supply chain challenges on uranium mining and processing activities. In addition, not only are there the transportation risks as a result of geopolitical uncertainty, the risk of transport disruptions for Class 7 nuclear material continues due to global supply chain challenges. Uranium is a highly trade-dependent commodity. Adding to security of supply concerns is the role of commercial and state-owned entities in the uranium market, and trade policies that highlight the disconnect between where uranium is produced and where it is consumed. Nearly 80% of primary production is in the hands of state-owned enterprises, over 70% comes from countries that consume little-to-no uranium and nearly 90% of consumption occurs in countries that have little-to-no primary production. As a result, government-driven trade policies and, more recently, actions taken in response to Russia’s invasion of Ukraine, can be particularly disruptive for the uranium market. Some of the more significant developments affecting supply in the quarter and to date are:

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In April, the US Department of Energy (DOE) announced the Civil Nuclear Credit Program, including $6 billion (US) in funding to rescue nuclear power plants at risk of closing before 2026. Diablo Canyon, the last nuclear plant in California, is planned for closure in 2025 and is the only plant that qualifies for the current funding. The US DOE is expected to launch another round of funding under the Civil Nuclear Credit Program with fewer qualifications in 2023.

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In June, the Biden Administration in the US proposed a plan to transition away from Russian fuel supply by supporting an increase in the domestic supply of low enriched uranium (LEU) covering the entire front end of the fuel cycle and establishing a domestic source of high-assay low enriched uranium (HALEU) production and ultimately advanced reactor development through a DOE purchase program. The LEU procurement would begin deliveries in 2026 and would amount to about 5% of total domestic demand while HALEU would begin deliveries in 2027. The $4.3 billion (US) initiative remains dependent upon the Congressional appropriations.

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On June 30, the US DOE released a request for quotations by August 1, seeking up to 1 million pounds of US-origin U3O8 for a fixed price. It is willing to award up to four individual contracts and rather than new production, it requested supply come from existing inventory already in storage at the Honeywell Metropolis Works uranium conversion facility located in Metropolis, Illinois.

•

In June, GLE signed two non-binding Letters of Intent (LOI) with US utilities to collaborate on areas of cooperation in the US nuclear fuel supply chain. One LOI was with Constellation Energy Generation, LLC, and the other LOI was with Duke Energy Carolinas, LLC and Duke Energy Progress, LLC. The LOIs include measures to support GLE’s deployment of SILEX laser enrichment technology in the US and help address multiple emerging demands across the nuclear fuel supply chain including, processing depleted UF6 tails to help alleviate UF6 conversion supply pressure, building capacity to supply enrichment to the market in the form of LEU, and building capacity to produce HALEU for next-generation advanced small modular reactors.

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Following the Russian invasion of Ukraine, numerous European countries announced their intention to move away from Russian-supplied nuclear fuel. For example, on June 2, Ukraine’s state-owned utility, Energoatom signed an agreement with Westinghouse to supply all its nuclear fuel and increase the number of planned AP1000 reactors from five to nine.

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On June 7, the Canadian government amended regulations pertaining to Russia in response to the country’s attack on Ukraine. It prohibits any Canadian person or entity from providing any specified service related to certain industries to Russia or any person in Russia. At the end of June, a Class 7 Canadian vessel operated by CIS Navigation (CISN)/Atlantic Roro Carriers initially had to delay a planned shipment of enriched uranium product (EUP) from St. Petersburg to Philadelphia. On July 8, the Canadian government granted clearance for the vessel and a one-year exemption for CISN to make shipments that involve Russian EUP.

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In June, Boss Energy Limited (Boss) finalized their decision to develop the Honeymoon Uranium Project in South Australia. Boss intends to accelerate construction and is projecting Honeymoon will have first production in the fourth quarter of 2023 and to ramp up to 2.45 million pounds U3O8 production per year within three years.

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In June, Global Atomic Corporation received a LOI from a North American utility for delivery of 2.1 million pounds U3O8 over a six-year period commencing in 2025. A Phase 1 Feasibility Study for the Dasa Project, located in Niger, had been filed in December 2021 with estimated production to commence by the end of 2024.

8    CAMECO CORPORATION

According to the International Atomic Energy Agency (IAEA), there are currently 439 reactors operating globally and 54 reactors under construction. With a number of reactor construction projects recently approved, and many more planned, the demand for uranium continues to improve. There is growing recognition of the role nuclear must play in providing safe, affordable, carbon-free baseload electricity that achieves a low-carbon economy while being a reliable energy source to help countries diversify away from Russian energy. Further evidence of the important role for nuclear in the clean energy transition is the ongoing energy crisis due to natural gas shortages, soaring prices and a lack of diversified supply or reliance on state-owned supply. These factors are highlighting that energy policy needs to balance three main objectives: providing a clean emissions profile; providing a reliable and secure baseload profile; and providing an affordable levelized cost profile. Momentum is also building for non-traditional commercial uses of nuclear power such as the development of small modular reactors (SMRs) and advanced reactors, with numerous companies and countries pursuing projects. Longer term, these projects have the potential to open up new fuel cycle opportunities and demand for uranium. In the medium-term, reactor life extensions are adding demand and in the near-term unplanned demand has come from junior uranium companies and financial funds purchasing in the spot market. Policy decisions to support the continued operation of existing reactors also increasing near-term demand. Some of the more significant developments affecting demand in the quarter and to date are:

•

Sprott Physical Uranium Trust (SPUT) purchased about 3.5 million pounds U3O8 from April to June compared to over 12 million pounds U3O8 from January to March 2022. The challenging equity markets in recent months has contributed to SPUT shares trading at a discount to net asset value, impacting its ability to purchase uranium. Since inception SPUT has purchased nearly 39 million pounds U3O8.

•

On May 20, Yellow Cake plc (YCA) announced it exercised its option and took delivery of approximately 2 million pounds U3O8 from Kazatomprom (KAP). In addition, on July 1, YCA took delivery of an additional 950,000 pounds U3O8 from KAP based on a previously announced agreement.

•

On July 6, the European Parliament voted to keep nuclear power in the European Union’s sustainable finance taxonomy as a transitional “green” investment. The Complimentary Delegated Act from this vote will take effect on January 1, 2023. Including nuclear in the “transitional” category indicates that it will help mitigate climate change but cannot yet be replaced by economically and technologically feasible low-carbon alternatives. In response, Electricité de France (EDF) announced it will be issuing a new green financing framework to support approximately $8 billion (US) in annual nuclear spending.

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In the Czech Republic, the nuclear operator Ceske Energeticke Zavody has expedited actions to ensure an expanded role for nuclear in the country, including launching a tender for a new reactor at Dukovany.

•

In the United Kingdom, Prime Minister Boris Johnson resigned. Johnson pledged in April to support construction of up to eight new nuclear reactors. In July, the government granted development consent for the new Sizewell C nuclear plant. The two-unit, 3.2 GWe project, largely funded by EDF, would generate about 7% of the UK’s electricity needs and operate for 60 years.

•

In France, more than half of the country’s nuclear reactors are offline for various reasons including postponed maintenance, extended outages, and unexpected corrosion, while a heatwave has reduced output from several plants. In addition, the French state plans to increase ownership in EDF from 84% to 100% to provide a smooth energy transition, ensure sovereignty in the face of war and firm up the company’s diminished financial situation. The government reaffirmed plans to continue to invest in nuclear power with the construction of new reactors and innovations.

•

The Swiss Federal Nuclear Safety Inspectorate has allowed for the restart of Beznau 1, the oldest Swiss reactor, which had undergone maintenance in April. With the planned restart, Switzerland will add back 3 billion KWh of electricity per year to mitigate against potential electricity shortages due to fossil fuel constraints.

•

In China, China National Nuclear Corporation has begun construction of the CAP-1000 at Sanmen 3, this new reactor design is the Chinese version of the AP-1000. The site currently hosts two operating Westinghouse AP-1000’s at Sanmen 1 & 2. In addition, China General Nuclear’s Hongyanhe 6 recently began commercial operation, which is slated to be the last ACPR-1000 design, before shifting to more advanced HPR-1000 (Hualong One) reactor designs.

•

On July 10, Japan Prime Minister Fumio Kishida and the Liberal Democratic Party won in the House of Councilors’ election, retaining the majority needed to push for revising the supreme law. The Prime Minister supports the restart of existing reactors closed for upgrades since 2011 and aims to maintain a 20-22% share of nuclear energy for the country. Further, due to Japan’s heat wave in June, he stated they will work to speed up the process of restarting reactors to supply more electricity.

2022 SECOND QUARTER REPORT    9

•

On June 22, South Korea’s president Yoon Seok-youl of the Peoples Power Party announced plans to resume development of APR 1400s at Shin Hanul, which was shut down by the previous government. The President allocated $71 million (US) to immediately restart work along with another $2.3 billion (US) for nuclear research and development from 2023-2025. His plan calls for nuclear energy to account for a minimum of 30% of South Korea’s total energy mix in 2030. Furthermore, the country aims to export ten nuclear reactors by 2030 and accelerate the development of an SMR.

•

In Canada, the 2022 federal budget increased funding to support SMR and advanced reactor development. In addition, Ontario Power Generation Inc. has selected the GE Hitachi BWRX-300 SMR for their Darlington New Nuclear Project in Ontario. It will be Canada’s first commercial SMR and is expected to be completed as early as 2028. Similarly, in Saskatchewan, the provincial utility SaskPower, has selected the same SMR model for potential development in the mid-2030s.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31
	2022	2022	2021	2021	2021	2021
Uranium ($US/lb U3O8)[1]
Average spot market price	49.75	58.20	42.05	42.60	32.25	30.95
Average long-term price	51.50	49.00	42.75	42.50	33.50	33.75
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	32.75	26.63	16.10	17.50	20.25	21.50
Europe	32.75	26.63	16.10	17.50	19.75	20.50

Average long-term price
North America	26.25	22.50	18.00	18.50	18.00	18.50
Europe	26.50	22.50	18.00	18.50	18.00	18.50

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the second quarter of 2022 was 12 million pounds U3O8 equivalent, compared to 16 million pounds U3O8 equivalent contracted in the second quarter of 2021. Volume through the first six months of 2022 was 37 million pounds U3O8 equivalent, compared to about 39 million pounds U3O8 equivalent over the same period in 2021. As of June 30, 2022, the average reported spot price was $49.75 (US) per pound, a decrease of $8.45 (US) per pound from the previous quarter. In the first quarter, spot prices had reached a 10-year high due to purchases by financial funds, unrest in Kazakhstan and most notably the Russian invasion of Ukraine.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices quoted near the time of delivery. Long-term contracting reported by UxC for the first six months of 2022 was about 72 million pounds U3O8 equivalent, up from about 38 million pounds U3O8 equivalent reported over the same period in 2021. The average reported long-term price at the end of the quarter was $51.50 (US) per pound U3O8 equivalent, an increase of $2.50 (US) per pound from the previous quarter.

The Russian invasion of Ukraine and resulting trade restrictions had a significant impact on UF6 conversion prices. In 2022, spot UF6 conversion prices for North American delivery have increased by over $16.65 (US) per kilogram uranium as UF6 due to limited capacity, further tightened by the threat of Russian restrictions. Long-term prices have increased by $8.25 (US) per kilogram uranium as UF6 in 2022. The average reported spot price at the end of the quarter was $32.75 (US) per kilogram uranium as UF6, up $6.12 (US) from the previous quarter. Long-term UF6 conversion prices finished the quarter at $26.25, up $3.75 (US) from the previous quarter.

10    CAMECO CORPORATION

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

During the quarter, Cameco and Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Cameco’s ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction. Effective May 19, we have reflected our share of production and financial results at this new ownership stake.

In 2021, we determined that it was appropriate to report NUKEM’s results with our uranium and fuel services segments. The purchase and sale of enriched uranium product and separative work units will continue to be reported in “other”. Comparative information has been adjusted. See note 19 for more information.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE	2022	2021	CHANGE
Revenue	558	359	55%	956	649	47%
Gross profit (loss)	93	12	>100%	143	(28)	>100%
Net earnings (losses) attributable to equity holders	84	(37)	>100%	124	(42)	>100%
$ per common share (basic)	0.21	(0.09)	>100%	0.31	(0.10)	>100%
$ per common share (diluted)	0.21	(0.09)	>100%	0.31	(0.10)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 12)	72	(38)	>100%	89	(67)	>100%
$ per common share (adjusted and diluted)	0.18	(0.10)	>100%	0.22	(0.17)	>100%
Cash provided by operations (after working capital changes)	102	152	(33)%	274	197	39%

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 12) in the second quarter and the first six months of 2022, compared to the same periods in 2021.

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2021	(37)	(38)	(42)	(67)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	(6)	(6)	(18)	(18)
	Higher realized prices ($US)	121	121	203	203
	Foreign exchange impact on realized prices	9	9	9	9
	Higher costs	(45)	(45)	(27)	(27)

	Change – uranium	79	79	167	167

Fuel services	Lower sales volume	(3)	(3)	(8)	(8)
	Higher realized prices ($Cdn)	7	7	12	12
	Lower (higher) costs	1	1	(1)	(1)

	Change – fuel services	5	5	3	3

	Other changes
	Lower (higher) administration expenditures	16	16	(31)	(31)
	Higher exploration expenditures	—	—	(2)	(2)
	Change in reclamation provisions	27	2	25	3
	Higher earnings from equity-accounted investee	25	25	48	48
	Change in gains or losses on derivatives	(43)	(3)	(41)	(3)
	Change in foreign exchange gains or losses	33	33	29	29
	Canadian Emergency Wage Subsidy in 2021	(9)	(9)	(21)	(21)
	Bargain purchase gain on CLJV ownership interest increase	23	—	23	—
	Change in income tax recovery or expense	(32)	(35)	(32)	(35)
	Other	(3)	(3)	(2)	(2)

	Net earnings – 2022	84	72	124	89

See Financial results by segment on page 22 for more detailed discussion.

2022 SECOND QUARTER REPORT    11

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 30 of our 2021 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 16 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2022 and compares it to the same periods in 2021.

	THREE MONTHS ENDED MARCH 31		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (losses) attributable to equity holders	84	(37)	124	(42)

Adjustments
Adjustments on derivatives	31	(9)	20	(18)
Adjustments to other operating expense (income)	(19)	6	(38)	(16)
Adjustment to other income	(23)	—	(23)	—
Income taxes on adjustments	(1)	2	6	9

Adjusted net earnings (losses)	72	(38)	89	(67)

12    CAMECO CORPORATION

Quarterly trends

HIGHLIGHTS	2022		2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	558	398	465	361	359	290	550	379
Net earnings (losses) attributable to equity holders	84	40	11	(72)	(37)	(5)	80	(61)
$ per common share (basic)	0.21	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20	(0.15)
$ per common share (diluted)	0.21	0.10	0.03	(0.18)	(0.09)	(0.01)	0.20	(0.15)
Adjusted net earnings (losses) (non-IFRS, see page 12)	72	17	23	(54)	(38)	(29)	48	(78)
$ per common share (adjusted and diluted)	0.18	0.04	0.06	(0.14)	(0.10)	(0.07)	0.12	(0.20)
Cash provided by (used in) operations (after working capital changes	102	172	59	203	152	45	257	(66)

Key things to note:

•

the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•

net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 12 for more information).

•	cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The following table compares the net earnings and adjusted net earnings for the second quarter to the previous seven quarters.

HIGHLIGHTS	2022		2021				2020
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings (losses) attributable to equity holders	84	40	11	(72)	(37)	(5)	80	(61)

Adjustments
Adjustments on derivatives	31	(11)	5	26	(9)	(9)	(43)	(31)
Adjustments to other operating expense (income)	(19)	(19)	10	(2)	6	(22)	—	7
Adjustment to other income	(23)	—	—	—	—	—	—	—
Income taxes on adjustments	(1)	7	(3)	(6)	2	7	11	7

Adjusted net earnings (losses) (non-IFRS, see page 12)	72	17	23	(54)	(38)	(29)	48	(78)

2022 SECOND QUARTER REPORT    13

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2022	2021	CHANGE	2022	2021	CHANGE
Direct administration	34	29	17%	67	56	20%

Stock-based compensation	(10)	11	(191)%	11	22	(50)%

Reversal (recovery) of fees related to CRA dispute	—	—	—	4	(27)	(115)%

Total administration	24	40	(40)%	82	51	61%

Direct administration costs were $5 million higher for the second quarter of 2022 compared to the same period last year, and $11 million higher for the first six months due to higher costs as a result of digital initiatives and work on various business opportunities. Stock-based compensation in the first six months of 2022 was $11 million lower from 2021 due to the decrease in our share price compared to last year. See note 17 to the financial statements. In 2021, we recorded $27 million as a reduction to administration costs to reflect the amounts owing to us for legal fees and disbursements for costs as was awarded to us by the Tax Court of Canada (Tax Court) and nominal cost awards related to the Federal Court of Appeal (Court of Appeal) hearing and Supreme Court of Canada (Supreme Court) application. In the first quarter we adjusted this amount by $4 million to reflect the actual disbursements for costs awarded by the Tax Court.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the second quarter, uranium exploration expenses were $2 million, unchanged from the second quarter of 2021. Exploration expenses for the first six months of the year increased by $2 million compared to 2021, to $5 million.

We also had research and development expenditures in the second quarter of $3 million, unchanged from the second quarter of 2021. Research and development expenses for the first six months of the year increased by $2 million compared to 2021, to $6 million. The expenses were mainly related to our investment in GLE.

INCOME TAXES

We recorded an income tax expense of $27 million in the second quarter of 2022, compared to a recovery of $5 million in the second quarter of 2021.

In the first six months of 2022, we recorded an income tax expense of $25 million compared to a recovery of $7 million in 2021.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2022	2021	2022	2021
Net earnings (loss) before income taxes
Canada	134	(18)	165	3
Foreign	(23)	(24)	(16)	(52)

Total net earnings before income taxes	111	(42)	149	(49)

Income tax expense (recovery)
Canada	25	(6)	22	(7)
Foreign	2	1	3	—

Total income tax expense	27	(5)	25	(7)

TRANSFER PRICING DISPUTE

Background

Since 2008, CRA has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 and 2015, CRA has advanced an alternate reassessing position, see Reassessments, remittances and next steps below for more information.

14    CAMECO CORPORATION

In September 2018, the Tax Court ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020 the Court of Appeal upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The total tax reassessed for the three tax years was $11 million, and we remitted 50%. The Minister of National Revenue has issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and in July 2021 we received payments totaling $9 million, representing the refund of the $5.5 million we remitted plus interest.

On April 20, 2021, we received $10 million from CRA, which includes payment of the legal fees awarded by the Tax Court as well as the cost awards related to the Court of Appeal and Supreme Court decisions.

In addition, we are expecting a payment of approximately $13 million for disbursements before the end of 2022.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. While we have received a refund for the amounts remitted for the 2003 through 2006 reassessments as noted above, CRA continues to hold $778 million ($295 million in cash and $483 million in letters of credit) we paid or secured for the years 2007 through 2013. For the 2014 and 2015 reassessments, CRA did not require additional security to secure the tax debts they considered owing.

Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of our $778 million in cash and letters of credit. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years. Due to a lack of significant progress in response to our request, in October 2021, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We are asking the Tax Court to order the reversal of the CRA’s transfer pricing adjustment for those years and the return of our cash and letters of credit, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. In late 2021, we received a reassessment for the 2015 tax year using this alternative reassessing position. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 or 2015 filing positions.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 and 2015.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 .

2022 SECOND QUARTER REPORT    15

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars, while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2022 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 12.

For more information, see our 2021 annual MD&A.

At June 30, 2022 :

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.29 (Cdn), up from $1.00 (US) for $1.25 (Cdn) at March 31, 2022. The exchange rate averaged $1.00 (US) for $1.28 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $8 million gain compared to a $38 million gain at March 31, 2022.

For information on the impact of foreign exchange on our intercompany balances, see note 18 to the financial statements.

16    CAMECO CORPORATION

Outlook for 2022

Our outlook for 2022 reflects the expenditures necessary to help us achieve our strategy including the ramp-up to planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake by 2024. As in prior years, we will incur care and maintenance costs for the ongoing outage at our tier-two assets, which are expected to be between $50 million and $60 million. We also expect to incur between $15 million and $17 million per month at McArthur River/Key Lake in operational readiness costs, which will be expensed directly to cost of sales until we achieve a reasonable production rate.

We expect our business to remain resilient. From a cash perspective, we expect to continue to maintain a significant cash balance. We expect to continue to generate cash from operations. The amount of cash generated will be dependent on the timing and volume of production at the McArthur River/Key Lake operations, and the extent to which COVID related disruptions including supply chain challenges impact our operations and the magnitude and mix of spot and long-term purchases. Ongoing supply chain challenges, which we are experiencing at all our operations, could impact production for the remainder of the year. We will work to mitigate and minimize any disruptions to our operations. Therefore, our cash balance may fluctuate throughout the year.

We now expect to deliver between 24 million and 26 million pounds of uranium this year (previously between 23 million and 25 million) as a result of some additional in-year deliveries. With the additional deliveries in 2022 and increased sales/delivery commitments in 2023, we expect to purchase between 14 million and 16 million pounds in the uranium segment this year (previously between 12 million and 14 million pounds) in order to maintain a working inventory.

As a result of the movement in the uranium spot price in recent months, we have updated our outlook for the anticipated uranium average realized price to $56.60 per pound (previously $58.60 per pound).

Our outlook for direct administration costs is now between $140 million and $150 million (previously between $125 million and $135 million) due to additional costs associated with the restart of McArthur River and Key Lake operations, as well as work on various business opportunities.

2022 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES
Production (owned and operated properties)	—	up to 11 million lbs		12.5 to 13.5 million kgU
Purchases	—	14 to 16 million lbs		—
Sales/delivery volume	—	24 to 26 million lbs		10.5 to 11.5 million kgU
Revenue	$1,730-1,880 million	$1,380-1,470 million		$340-370 million
Average realized price	—	$56.60/lb		—
Average unit cost of sales (including D&A)	—	$53.50-54.50/lb	[1]	$21.50-22.50/kgU	[2]
Direct administration costs	$140-150 million	—		—
Exploration costs	—	$11 million		—
Capital expenditures	$150-175 million	—		—

[1]

Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance, operational readiness and selling costs, divided by the volume of uranium concentrates sold.

[2]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•	Production – we achieve 11 million pounds of production (our share) in our uranium segment. If we do not achieve 11 million pounds, the outlook for the uranium segment may change.

2022 SECOND QUARTER REPORT    17

•

Purchases – are based on the volumes we have already taken delivery of this year, those we currently have commitments to acquire under contract in 2022, including our JV Inkai purchases and additional volumes we are required to purchase in order to meet the sales/delivery commitments we have under contract in 2022 and to maintain a working inventory. It does not include any purchases that we may make as a result of any impact on our production rate for the remainder of the year for any reason, including disruptions caused by the COVID-19 pandemic and related supply chain challenges.

•	Our 2022 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes already delivered this year and the remaining commitments we have to deliver under contract in 2022.

•

Uranium revenue and average realized price are based on a uranium spot price of $49.00 (US) per pound (the UxC spot price as of June 27, 2022), a long-term price indicator of $50.00 (US) per pound (the UxC long-term indicator on June 27, 2022) and an exchange rate of $1.00 (US) for $1.27 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned purchases noted in the outlook at an anticipated average purchase price of about $57.00 per pound and includes care and maintenance costs of between $50 million and $60 million, and operational readiness costs of between $15 million and $17 million per month until a reasonable level of production is achieved. We expect the overall unit cost of sales could vary if there are changes in purchase volumes or the mix between spot and long-term purchases, uranium spot prices, care and maintenance costs and/or operational readiness costs in 2022.

•	Direct administration costs do not include stock-based compensation expenses. See page 14 for more information.

Our 2022 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 16.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

		IMPACT ON:
FOR 2022 ($ MILLIONS)	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	19	5	(13)
	$5(US)/lb decrease	(19)	(6)	12
Value of Canadian dollar vs US dollar	One cent decrease in CAD	6	3	—
	One cent increase in CAD	(6)	(3)	—

[1]	Assuming change in both UxC spot price ($49.00 (US) per pound on June 27, 2022) and the UxC long-term price indicator ($50.00 (US) per pound on June 27, 2022)

For the remainder of 2022, the volume of purchase commitments sensitive to the spot price is higher than the volume of committed deliveries that are sensitive to the spot price. As a result, our cash flow is expected to move in the opposite direction from the uranium spot price as cash flow is expected to be more sensitive to price changes than adjusted net earnings.

18    CAMECO CORPORATION

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 20 of our 2021 annual MD&A, our portfolio of long-term contracts includes a mix of base-escalated and market-related contracts. Each contract is bilaterally negotiated with the customer and is subject to terms of confidentiality. Therefore, to help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at June 30, 2022, we have constructed in the table that follows.

The table is based on the pricing terms under the long-term commitments in our contract portfolio that have been fully executed as at June 30, 2022. Based on the terms and volumes under those commitments, the table is designed to indicate how our average realized price will react under various spot price assumptions at a point in time. The annual average sales commitments under our contract portfolio at June 30, 2022 are 22 million pounds per year, with commitment levels in 2022 through 2025 higher than the average and in 2026 lower than the average. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms. In this table, we do not consider the impact on our average realized price of volumes under negotiation and those not yet committed under contract. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on June 30, 2022, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown

•	Deliveries based on commitments under contracts include best estimates of the expected deliveries under contract terms

•	To reflect escalation mechanisms contained in existing contracts, the long-term US inflation rate of 2% is used, for modeling purposes only

It is important to note, that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2022	40	43	46	48	49	51	52
2023	30	39	50	56	59	62	64
2024	32	40	49	53	56	57	58
2025	34	42	51	57	61	62	64
2026	36	42	54	60	64	68	72

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations in order to execute our strategy and to allow us to self-manage risk. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. In addition, due to the deliberate cost reduction measures we have implemented, we have continued to have positive cash from operations and as a result, we have significant cash balances.

As of June 30, 2022, we had cash and cash equivalents and short-term investments of $1.4 billion, while our total debt amounted to $1.0 billion.

We have large, creditworthy customers that continue to need uranium despite fluctuations in economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. As of June 30, 2022, we had commitments to deliver an average of 22 million pounds per year from 2022 through 2026, with commitment levels in 2022 through 2025 higher than the average and in 2026 lower than the average.

We expect a return to production at McArthur River/Key Lake will be positive for cash flow. It will allow us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. Until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. Therefore, cash flow from operations for 2022 will be dependent on the timing and volume of McArthur River/Key Lake production, the timing and volume of Cigar Lake production and the timing and magnitude of our purchasing activity, as a result cash balances may fluctuate throughout the year. However, we expect our cash balances and operating cash flows to meet our capital requirements during 2022.

2022 SECOND QUARTER REPORT    19

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years are fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014) and believe CRA should return the $778 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any further payments is uncertain. See page 14 for more information.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $50 million lower this quarter than in the second quarter of 2021 due to an increase in working capital requirements, which required $230 million more in 2022 than in 2021. Partially offsetting the working capital requirement was higher gross profits in both the uranium and fuel services segments and a higher dividend payment from JV Inkai.

Cash provided by operations was $77 million higher in the first six months of 2022 than for the same period in 2021 due to higher gross profits in both the uranium and fuel services segments and a higher dividend payment from JV Inkai. An increase in working capital requirements, which required $124 million more in 2022 than in 2021, partially offset the increase. See note 16 of our interim financial statements for more information.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at June 30, 2022, unchanged from March 31, 2022. At June 30, 2022, we had approximately $1.6 billion outstanding in financial assurances, unchanged from March 31, 2022.

At June 30, 2022, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2021. This facility matures October 1, 2025.

Long-term contractual obligations

Since December 31, 2021, there have been no material changes to our long-term contractual obligations. Please see our 2021 annual MD&A for more information.

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at June 30, 2022, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2022 to be constrained by them.

SHARES AND STOCK OPTIONS OUTSTANDING

At July 25, 2022, we had:

•	398,436,837 common shares and one Class B share outstanding

•	3,077,954 stock options outstanding, with exercise prices ranging from $11.32 to $19.30

DIVIDEND

As announced on February 9, 2022, our board of directors declared a 2022 annual dividend of $0.12 per common share, payable on December 15, 2022 to shareholders of record on November 30, 2022. The decision to declare an annual dividend by our board is reviewed regularly and will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at June 30, 2022:

•	purchase commitments

•	financial assurances

•	other arrangements

20    CAMECO CORPORATION

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments at June 30, 20222 but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

JUNE 30 ($ MILLIONS)	2022	2023 AND 2024	2025 AND 2026	2027 AND BEYOND	TOTAL
Purchase commitments[1,2]	225	160	205	117	707

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.27 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]	These amounts have been adjusted for any additional purchase commitments that we have entered into since June 30, 2022 but does not include deliveries taken under contract since June 30, 2022.

We have commitments of $707 million (Cdn) for the following:

•	approximately 14.3 million pounds of U3O8 equivalent from 2022 to 2028

•	approximately 0.8 million kgU as UF6 in conversion services from 2022 to 2024

•	about 0.9 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At June 30, 2022, our financial assurances totaled $1.6 billion, unchanged from December 31, 2021.

Other arrangement

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 1.4 million pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the loan facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At June 30, 2022, we have 1.3 million kgU of UF6 conversion services and 630,000 pounds of U3O8 drawn on the loans.

BALANCE SHEET

($ MILLIONS)	JUN 30, 2022	DEC 31, 2021	CHANGE
Cash, cash equivalents and short-term investments	1,426	1,332	7%
Total debt	997	996	—
Inventory	431	410	5%

Total cash, cash equivalents and short-term investments at June 30, 2022 were $1.4 billion, or 7% higher than at December 31, 2021 due to strong earnings and the receipt of $83 million (US) of dividend payments from JV Inkai partially offset by the $102 million acquisition of the additional ownership stake in the Cigar Lake Joint Venture. Net debt at June 30, 2022 was negative $429 million.

Total product inventories are $431 million compared to $410 million at the end of 2021. Although sales were higher than production and purchases in the first six months of the year, inventories increased due to the higher cost of purchased material. The average cost for uranium has increased to $41.60 per pound compared to $38.30 per pound at December 31, 2021. As of June 30, 2022, we held an inventory of 7.3 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2021 - 8.3 million pounds). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

2022 SECOND QUARTER REPORT    21

Financial results by segment

Uranium

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2022	2021	CHANGE	2022	2021	CHANGE
Production volume (million lbs)				2.8	1.3	>100%	4.7	1.3	>100%
Sales volume (million lbs)				7.6	6.1	25%	13.5	11.1	22%
Average spot price	($	US/lb	)	50.17	30.85	63%	50.09	30.18	66%
Average long-term price	($	US/lb	)	50.75	33.58	51%	48.00	33.79	42%
Average realized price	($	US/lb	)	46.30	33.54	38%	44.97	32.96	36%
	($	Cdn/lb	)	58.74	41.68	41%	57.14	41.40	38%
Average unit cost of sales (including D&A)	($	Cdn/lb	)	51.68	45.70	13%	51.34	49.35	4%
Revenue ($ millions)				447	256	75%	770	461	67%
Gross profit (loss) ($ millions)				54	(25)	>100%	78	(89)	>100%
Gross profit (loss) (%)				12	(10)	>100%	10	(19)	>100%

SECOND QUARTER

Production during the quarter was 2.8 million pounds. In the second quarter of 2021 there was limited production as Cigar Lake resumed operations following the precautionary suspension due to the COVID-19 pandemic. See Uranium 2022 Q2 updates starting on page 25 for more information.

Uranium revenues this quarter were up 75% compared to 2021 due to an increase of 41% in the Canadian dollar average realized price and a 25% increase in sales volume due to the timing of sales. While the average US dollar spot price for uranium increased by 63% compared to the same period in 2021, the US dollar average realized price only increased by 38% due to the impact of fixed price contracts.

Total cost of sales (including D&A) increased by 40% ($393 million compared to $281 million in 2021) due to a 25% increase in sales volume and a unit cost of sales that was 13% higher than the same period last year. Unit cost of sales was higher in 2022 due primarily to the higher cost of purchased material compared to 2021.

The net effect was a $79 million increase in gross profit for the quarter.

Equity earnings from investee, JV Inkai, were $27 million in the second quarter compared to $2 million in same period last year.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 262% higher than in the previous year. In the first six months of 2021 production was impacted as Cigar Lake resumed operations following the precautionary suspension due to the COVID-19 pandemic. See Uranium 2022 Q2 updates starting on page 25 for more information.

Uranium revenues increased 67% compared to the first six months of 2021 due to a 22% increase in sales volumes and an increase of 38% in the Canadian dollar average realized price. While the average US dollar spot price for uranium increased by 66% compared to the same period in 2021, the US dollar average realized price only increased by 36% due to the lagging effect of changes in spot price on market-related contracts and the impact of fixed price contracts on the portfolio.

Total cost of sales (including D&A) increased by 26% ($692 million compared to $550 million in 2021) primarily as a result of a 22% increase in sales volume. Unit cost of sales was higher in 2022 due to the higher cost of purchased material compared to the same period in 2021.

The net effect was a $167 million increase in gross profit for the first six months.

Equity earnings from investee, JV Inkai, were $70 million for the first six months compared to $22 million for the same period last year.

22    CAMECO CORPORATION

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
($CDN/LB)	2022	2021	CHANGE	2022	2021	CHANGE
Produced
Cash cost	15.58	20.45	(24)%	17.85	20.45	(13)%
Non-cash cost	14.57	20.52	(29)%	16.46	20.52	(20)%

Total production cost [1]	30.15	40.97	(26)%	34.31	40.97	(16)%

Quantity produced (million lbs)[1]	2.8	1.3	115%	4.7	1.3	262%

Purchased
Cash cost	48.76	36.20	35%	50.17	36.57	37%

Quantity purchased (million lbs)[1]	5.5	3.0	83%	7.8	4.1	90%

Totals
Produced and purchased costs	42.48	37.64	13%	44.21	37.63	17%

Quantities produced and purchased (million lbs)	8.3	4.3	93%	12.5	5.4	131%

[1]

Due to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. There were no deliveries in the second quarter. We purchased 641,000 pounds at a purchase price per pound of $69.35 ($54.54 (US)) in the first six months of 2022.

In 2022, with McArthur River/Key Lake transitioning to operational readiness, and the current supply chain challenges and inflationary pressures at all our operations, our annual cash cost of production is expected to be higher than the $16.21 per pound average experienced over the last two years and will vary depending on the timing and rate of production. Once we achieve the 2024 planned production, the average unit operating costs for our operating mines are expected to reflect the life of mine operating costs noted in our most recent annual information form: approximately $16 per pound at McArthur River/Key Lake; approximately $18 per pound at Cigar Lake.

The benefit of the estimated life-of-mine operating cost for Inkai’s production of between $8 and $9 per pound as noted in our most recent annual information form, is expected to be reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee”. There is considerable uncertainty regarding the future political and economic landscape in Kazakhstan, which could impact operating costs.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the second quarter, the average cash cost of purchased material was $48.76 (Cdn) per pound, or $38.38 (US) per pound in US dollar terms, compared to $29.00 (US) per pound in the second quarter of 2021. For the first six months, the average cash cost of purchased material was $50.17 (Cdn), or $39.47 (US) per pound, compared to $29.12 (US) per pound in the same period in 2021. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 35% this quarter and increased by 37% for the six months compared to the same periods last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the second quarter and the first six months of 2022 and 2021.

2022 SECOND QUARTER REPORT    23

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2022	2021	2022	2021
Cost of product sold	343.9	253.0	610.8	484.9
Add / (subtract)
Royalties	(9.7)	(1.4)	(14.9)	(6.0)
Care and maintenance and operational readiness costs	(47.0)	(35.5)	(89.3)	(89.3)
Other selling costs	(1.1)	(0.9)	(3.4)	(2.2)
Change in inventories	25.7	(80.0)	(28.0)	(210.9)

Cash operating costs (a)	311.8	135.2	475.2	176.5
Add / (subtract)
Depreciation and amortization	49.6	27.9	80.8	65.0
Care and maintenance and operational readiness costs	(10.6)	(13.2)	(22.5)	(31.8)
Change in inventories	1.8	12.0	19.1	(6.5)

Total operating costs (b)	352.6	161.9	552.6	203.2

Uranium produced & purchased (million lbs) (c)	8.3	4.3	12.5	5.4

Cash costs per pound (a ÷ c)	37.57	31.44	38.02	32.69
Total costs per pound (b ÷ c)	42.48	37.64	44.21	37.63

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

				THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
HIGHLIGHTS				2022	2021	CHANGE	2022	2021	CHANGE
Production volume (million kgU)				3.7	3.6	3%	7.8	7.6	3%
Sales volume (million kgU)				2.8	3.1	(10)%	5.0	5.7	(12)%
Average realized price	($	Cdn/kgU	)	35.09	32.57	8%	34.83	32.26	8%
Average unit cost of sales (including D&A)	($	Cdn/kgU	)	20.75	20.88	(1)%	21.55	21.19	2%
Revenue ($ millions)				99	100	(1)%	175	184	(5)%
Gross profit ($ millions)				40	36	11%	67	63	6%
Gross profit (%)				40	36	11%	38	34	12%

SECOND QUARTER

Total revenue for the second quarter of 2022 decreased to $99 million from $100 million for the same period last year. This was primarily due to a 10% decrease in sales volumes partially offset by an 8% increase in average realized price compared to 2021. Average realized price increased mainly due to contracts that were entered into in an improved price environment.

The total cost of products and services sold (including D&A) decreased 8% ($59 million compared to $64 million in 2021) due mainly to the 10% decrease in sales volume.

The net effect was a $4 million increase in gross profit.

FIRST SIX MONTHS

In the first six months of the year, total revenue decreased 5% to $175 million from $184 million for the same period last year due to a 12% decrease in sales volumes that was partially offset by an 8% increase in realized price. The increase in average realized price was mainly the result of increased prices due to market conditions.

The total cost of products and services sold (including D&A) decreased 11% ($108 million compared to $121 million in 2021) due to the 12% decrease in sales volume, slightly offset by a 2% increase in the average unit cost of sales due to higher input costs.

The net effect was a $4 million increase in gross profit.

24    CAMECO CORPORATION

Our operations

Uranium – production overview

We had 2.8 million pounds of production in the second quarter and 4.7 million pounds production in the first six months of 2022, compared to 1.3 million pounds in the same period of 2021. Production in 2021 was impacted by our decision to proactively suspend production at Cigar Lake until April, to manage the threat posed by the COVID-19 pandemic.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS ENDED JUNE 30			SIX MONTHS ENDED JUNE 30
OUR SHARE (MILLION LBS)	2022	2021	CHANGE	2022	2021	CHANGE	2022 PLAN
Cigar Lake	2.8	1.3	115%	4.7	1.3	262%	9.5	[1]

McArthur River/Key Lake	—	—	—	—	—	—	up to 1.4	[2]

Total	2.8	1.3	115%	4.7	1.3	262%	up to 10.9

[1]

At Cigar Lake, we now expect production of 18 million pounds (100% basis) in 2022 (previously 15 million pounds) as we have been successful in catching up on development work that had been deferred from 2021. However, the potential for supply chain challenges impacting the availability of construction materials, equipment and labour remains uncertain and could reintroduce production risk.

[2]

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up to the 2024 planned production of 15 million pounds per year (100% basis) at McArthur River/Key Lake. We are moving into early-stage commissioning of our critical automation, digitization and other projects. However, we have seen some delays to our work schedule at the Key Lake mill and anticipate first production will be deferred to later in the fourth quarter. As a result, we are expecting up to 2 million pounds of production (100% basis) this year (previously up to 5 million pounds).

Uranium 2022 Q2 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In February, we announced plans to transition McArthur River and Key Lake from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024. In the second quarter of 2022, there was no production as we continue to advance recruitment, training, infrastructure upgrades and operational readiness activities in preparation for commissioning and restart. There are now approximately 670 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors.

Our operational readiness activities are transitioning from construction to early-stage commissioning of our mining and milling circuits at McArthur River and Key Lake. Critical automation and digitization projects are being tied into existing infrastructure. In addition, asset condition assessments and subsequent repair and reassembly of all equipment is winding down. However, we have seen some delays to our work schedule at the Key Lake mill. We have encountered some challenges with respect to the availability of critical materials, equipment and skills. In addition, after four years on care and maintenance, we have experienced some normal commissioning issues as we work to safely and systematically integrate the existing and new assets with updated operating systems. We have adjusted our schedule to accommodate these delays and anticipate first production will be deferred to later in the fourth quarter. As a result, we are expecting up to 2 million pounds production (100% basis) this year.

Over the course of 2022 and 2023, we will undertake all the activities necessary to ramp up to the planned annual production of 15 million pounds (100% basis) by 2024. This plan will significantly improve our financial performance by allowing us to source more of our committed sales from lower-cost produced pounds and we will no longer be required to expense care and maintenance costs directly to cost of sales. However, until we achieve a reasonable production rate, we expect to incur between $15 million to $17 million per month in operational readiness costs, which will be expensed directly to cost of sales. There is a potential for the COVID-19 pandemic and related supply chain challenges to impact the availability of materials, reagents and labour, which could not only impact 2022 production but could also introduce risk to production in 2023.

The collective agreement with the United Steelworkers Local 8914 expires in December 2022. There is a risk to the production plan if we are unable to reach an agreement and there is a labour dispute.

2022 SECOND QUARTER REPORT    25

Cigar Lake

As announced in May, we along with Orano acquired Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture. Our ownership stake in Cigar Lake now stands at 54.547%, 4.522 percentage points higher than it was prior to the transaction.

Production for the second quarter in 2022 was 2.8 million pounds (our share) compared to 1.3 million pounds in the second quarter of 2021. Our share of production in the first six months of 2022 was 4.7 million pounds compared to 1.3 million pounds in the first six months of 2021. Production was impacted by suspensions until mid-April in 2021 as a precautionary measure due to COVID-19. Our share of production has been updated to reflect the ownership increase effective May 19.

In 2022, we now expect to produce 18.0 million packaged pounds at Cigar Lake; our share is approximately 9.5 million pounds. We have been successful in catching up on development work that had been deferred from 2021. However, the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could reintroduce production risk in 2022 and future years.

Continuing to align our production with the market conditions and our contract portfolio, starting in 2024, we will target production from Cigar Lake that is 25% below the licensed capacity, or 13.5 million pounds (100% basis) per year. This will remain our production plan until we see further improvements in the uranium market and contracting progress, demonstrating that we continue to be a responsible supplier of uranium fuel.

The collective agreement between Orano and unionized employees at the McClean Lake mill expired on May 31, 2022. Work continues under the terms of the expired collective agreement while negotiations to reach a new agreement proceed. There is a risk to the production plan if Orano is unable to reach an agreement and there is a labour dispute.

Inkai

Production on a 100% basis was 1.8 million pounds for the quarter and 3.6 million pounds for the first six months of the year, compared to 2.3 million pounds and 4.2 million pounds in the same periods last year.

Based on an adjustment to the production purchase entitlement under the 2016 JV Inkai restructuring agreement, we are entitled to purchase 4.2 million pounds, or 50% of JV Inkai’s updated planned 2022 production of 8.3 million pounds, assuming no production disruptions due to the COVID-19 pandemic, supply chain disruptions or other causes.

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings.

Presently, JV Inkai continues to experience a number of operational issues as well as inflationary pressure on production materials and reagents, which could pose a risk to JV Inkai’s 2022 production volume, impacting its costs.

The geopolitical situation continues to cause transportation risks in the region. We continue to work with Inkai and our joint venture partner, KAP, to secure an alternate shipping route that doesn’t rely on Russian rail lines or ports. In the meantime, we continue to delay deliveries of our share of Inkai production destined for our Blind River refinery. Year-to-date we have taken no deliveries from our share of Inkai’s 2022 production. While the work on enabling shipping via the Trans-Caspian route continues, we have no confirmed date for when the first shipment with our share of Inkai’s production will proceed via that route. Should JV Inkai be unable to execute its sales transactions due to its inability to ship our share of its 2022 production, our 2022 equity earnings and our dividend may be impacted, depending on how and when the issue is resolved.

In the event that it takes longer than anticipated to secure an alternate shipping route, we could experience further delays in our expected Inkai deliveries this year. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on.

Excess cash, net of working capital requirements, will be distributed to the partners as dividends. In April, we received a dividend payment from JV Inkai totaling $83 million (US). Our share of dividends follows our production purchase entitlements as described above.

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TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $17 million (US) and $19 million (US) for 2022.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs. We expect care and maintenance costs to range between $27 million and $32 million for 2022.

Fuel services 2022 Q2 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.7 million kgU in the second quarter, 3% higher than the same period last year. For the first six months, production was 3% higher than the same period last year.

We expect to produce between 12.5 million and 13.5 million kgU in 2022, assuming no production disruptions due to the COVID-19 pandemic or other causes.

A new collective agreement with unionized employees at our Port Hope conversion facility has been reached. The new agreement expires on June 30, 2025.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, general manager, McArthur River/Key Lake, Cameco CIGAR LAKE • Lloyd Rowson, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts our reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

2022 SECOND QUARTER REPORT    27

Controls and procedures

As of June 30, 2022, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of June 30, 2022, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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